

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

May 10, 2010

VIA USMAIL and FAX (609) 282-2664

Mr. Michael L. Pungello
Chief Financial Officer
BlackRock Investment Management LLC
800 Scudders Mill Road, Section 1B
Plainsborough, NJ 08536

> **Re: BlackRock Global Horizons I L.P.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed on March 30, 2009**
> **Form 10-Qs for the quarterly periods ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 000-23240**
>
> **Supplemental Response Letter dated March 19, 2010**

Dear Mr. Pungello:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to the fourth bullet point in our prior comment 1. Please tell us the reasons and considerations for your termination of Aspect Capital Limited as a trading advisor. Please tell us what the revised disclosure would look like and confirm that you will provide similar disclosure in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, senior staff accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3655 with any other questions.

Sincerely,

Sonia G. Barros
Special Counsel